VEDDERPRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED

[redacted]

CHICAGO • NEW YO

07024524

June 13, 2007

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

dlw 6/20

CLZ/kc
Enclosures
cc: Kristin Rice
Mark L. Winget

CHICAGO/#1653101.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – 88(2) Return of Allotment of Shares dated April 30, 2007
- Henderson Group plc – Block Listing Application dated May 1, 2007
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated May 1, 2007
- Henderson Group plc – Notice of Interim Results dated May 2, 2007
- Henderson Group plc – Annual General Meeting dated May 3, 2007
- Henderson Group plc – Resolutions Passed at the Annual General Meeting held on May 3, 2007 dated May 3, 2007
- Henderson Group plc – Results of the Annual General Meeting held on May 3, 2007 dated May 3, 2007
- Henderson Group plc – 88(2) Return of Allotment of Shares dated May 10, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified May 10, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified May 25, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified May 29, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified May 31, 2007

File No. 82-34758

BLUEPRINT OneWorld

RECEIVED

2007 JUN 15 A 7:34

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	04	2007			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	22,256		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£1.595		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): THE PUBLIC	£0.10 Ordinary	22,256
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s):		
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

Henderson Group plc

Henderson Group plc
Block Listing Application

1 May 2007

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 3,000,000 Ordinary shares of 10p each under the Henderson Group plc Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These securities are identical in all respects with each other and with the existing class of security.

Wendy King
Henderson Group plc
Deputy Company secretary

+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

File No. 82-34758

Henderson Group plc

RECEIVED

Update of number of securities quoted on ASX, Voting Rights and Capital

1 May 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during April 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 30 April 2007, Henderson Group plc's capital consisted of 902,190,614 shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 899,818,215 as at 30 April 2007.

The above figure, 899,818,215, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	595,466,878 At 31 March 2007 (8,822,166) Net transfers 586,644,712 At 30 April 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	586,644,712	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	902,190,614	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 May 2007..........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

Henderson Group plc

Notice of interim results

2 May 2007

Henderson Group plc will announce its interim results for the six months ending 30 June 2007 on Friday, 24 August 2007.

Further information

www.henderson.com or

Investor enquiries
Mav Wynn
Henderson Group
Head of Investor Relations +44 20 7818 5135
mav.wynn@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801
Australia – Cannings
Gloria Barton +61 2 9252 0622

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Henderson Group plc

Annual General Meeting

3 May 2007

Henderson Group plc today holds its 2007 Annual General Meeting.

The scripts for the opening addresses by the Chairman and the Chief Executive are attached.

Part one: Henderson Group Chairman's address to Shareholders.

Part two: Henderson Group Chief Executive's address to Shareholders.

* * *

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Address by Rupert Pennant-Rea,
Chairman,
to the Henderson Group Annual General Meeting
3 May 2007

Your company took the final step in transforming itself into a pure fund management business a year ago, with the sale of Towry Law UK, just before the 2006 AGM. The Group continued to make good financial progress in 2006, with pre-tax profit from continuing operations up 30% on 2005, mostly due to increased profitability in Henderson Global Investors. Investment performance improved across a wide range of funds, which helped to attract healthy flows of money into higher margin activities.

As well as producing good profit growth, we have generated strong cash flow and returned just over £1 billion to shareholders in the past two years. But we still feel the balance sheet should be working harder, and two recent events have provided us with the opportunity to make this happen.

First, you may recall that the Group applied for a waiver from consolidated supervision by the UK Financial Services Authority, and this waiver was granted at the start of this year. This means that the Group's regulatory capital requirement is no longer constrained by goodwill, so we have more flexibility on capital planning. As a result, we plan to make a further return of cash to shareholders of approximately £200 million in the second half of 2007. The Directors have not yet reached a decision on the best way to do this, but we are unlikely to use the same method that we adopted for the previous two returns.

Second, we have recently raised £175 million of senior debt, with a five year term, listed and tradable on the London Stock Exchange. UK investors were keen to supply these funds, so we are paying a relatively attractive interest rate – just 125 basis points over the UK five year gilt rate. As we've stated before, we want to be prudent about gearing the balance sheet, and £175 million feels about right. The money raised will be used for general corporate purposes.

We started paying dividends last year, and we intend to maintain a sustainable flow from now on, so we will stick to a 50% pay-out ratio for the time being. The Directors are recommending a dividend of 2.27 pence per share for the second half of last year, and this will be paid on 29 May 2007 to shareholders on the register at 27 April 2007. For holders of CDIs, the A$ equivalent will be around 5.46 cents and the NZ$ equivalent will be around 6.10 cents. This brings the total dividend for 2006 to 3.15 pence per share, or around 7.64 cents (Australia) and around 8.57 cents (New Zealand).

Overall, the Board remains confident about the Group's prospects and is determined to continue creating value for clients and shareholders. Thank you for your support and encouragement during the year.

Address by Roger Yates,
Chief Executive,
to the Henderson Group Annual General Meeting
3 May 2007

As the Chairman has indicated, the Group made good progress and delivered strong growth in profits in 2006. Profit before tax from continuing operations rose by 30% to £82.2 million, with earnings per share rising even more sharply to 6.3p per share, helped by the £200 million capital return to shareholders we undertook in October last year.

In Henderson Global Investors, now the Group's only business, profits rose by 29% to £81.1 million on revenues 15% higher at £295.7 million. The positive revenue impact of £4.3 billion inflows into higher margin products, more than offset the revenues lost from outflows from Pearl and other lower margin mandates. Fee margins also improved to 44bps in 2006, up from 37bps in 2005, again a reflection of the shift towards higher margin business. As regards overall profitability, revenue growth outstripped higher costs to drive an improvement in the cost to income ratio to 72.6% from 75.5% in 2005.

Apart from financial results, perhaps the best indicators of the health of a fund management business are investment performance results across the business. In general, we are encouraged by the trends in performance in 2006, particularly in our higher margin business lines. Thus, in our UK retail range, 79% of funds beat their benchmark in 2006, in the Horizon range of mutual funds sold into Europe and Asia 68% and in hedge funds 78%. Property also had an outstanding year for investment results with over 90% of funds exceeding benchmarks. There are, as always, areas where we can still do better, particularly in some of our institutional mandates. However, the overall picture is a promising one.

A different, but very tangible measure of investment success is the quantum of performance fees generated by the business. On this measure, 2006 was a very strong year and we generated net performance fees of £37.3 million compared to £26.5 million in 2005. These fees were sourced across our business from 52 different funds. This diversity leads us to believe that performance fees will remain a feature of our revenues, although it is always difficult to forecast the exact amount.

The Group enjoyed a lower tax rate than the UK statutory rate in 2006. Of course this was welcome but the lower tax rate is temporary and we expect a return to a more normal corporate rate, which in the UK will be 28%, by 2009 or 2010. As the Chairman also mentioned, the Group has returned just over £1 billion to shareholders over the past two years and recently took some debt onto the balance sheet. As such, we expect interest income earned on Corporate cash balances to be lower in 2007 compared to 2006. Corporate costs are expected to be approximately £10 million in 2007, £2 million lower than in 2006.

Our strategy has been to develop and build a set of specialist, higher margin activities. This strategy is working and to help accelerate the pace of development, we made some changes to the business in the second half of 2006. We created a Listed Assets business managed by Andrew Formica and David Jacob, with its own distribution activities and associated marketing and product support areas. We also integrated Property distribution into the existing Pan-European Property business managed by James Darkins. These changes have aligned investment management and distribution more closely and we have already seen an improvement in product

development and client relationships. The cost of the changes was £7.8 million, which we charged to profit as a one-off restructure cost in 2006. Our activities in North America, Private Equity and Asia were not affected.

Meanwhile, we remain pleased with our relationship with Banca Popolare Italiana and await the completion of the merger between Banca Popolare Italiana and Banco Popolare di Verona & Novara, scheduled for early July 2007. We expect a gain on our investment in Banca Popolare Italiana of approximately £35 million to crystallise in our profit and loss account during the first half of 2007.

As regards the current year, our strategy of focusing on higher margin business continues to bear fruit. Flows into mutual funds and property have been good and at healthy margins. As regards the lower margin business areas, in addition to the outflows associated with the run-off of Pearl's closed life books, Pearl has indicated that it is likely to withdraw approximately £5 billion of its with-profits funds in June 2007. The investment management and other related agreements reached with Pearl in June last year, allow Pearl flexibility to withdraw and/or re-allocate assets between investment capabilities. As such we cannot predict future movements in Pearl funds. However, if actual fees fall below certain thresholds, Pearl has agreed to pay compensation payments to Henderson to make good the shortfall, until April 2015. Consequently, this likely withdrawal will not have any significant impact on earnings relative to previous assumptions.

Overall we are making good progress in executing our strategy. Flows into higher margin products are helping drive revenues and fee margins higher and in turn this is delivering an improvement in profitability. Specifically, we are on track to achieve our cost to income ratio target of 70% for Henderson Global Investors for 2007. The business is healthy and its prospects remain good, assuming as always the maintenance of benign market conditions.

* * *

For further information

www.henderson.com or

Investor enquiries
Mav Wynn,
Henderson Group — +44 (0) 20 7818 5135
Head of Investor Relations — investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell — +44 20 7251 3801

Australia – Cannings
Gloria Barton — +61 2 9252 0622

Henderson Group plc

Resolutions passed at the Annual General Meeting held on 3 May 2007

3 May 2007

In accordance with the UK Listing Authority rules, Henderson Group plc has submitted copies of the full text of the resolutions passed at the Annual General Meeting, including those other than concerning the ordinary business, held on 3 May 2007 to the UK Listing Authority's Document Viewing Facility, which is situated at:

Document Disclosure Department
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: +44(0) 20 7066 1000

* * *

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Contacts

Steven O'Brien
Company Secretary
Henderson Group plc
Ph: +44(0) 207 818 4841

Henderson Group plc

Results of the Annual General Meeting held on 3 May 2007

3 May 2007

Henderson Group reports that the resolutions contained in the Notice of Annual General Meeting (dated 23 March 2007 and lodged with the ASX and the UKLA Document Viewing Facility on 30 March 2007) were each passed by the requisite majority of shareholders.

Resolutions 1 to 9 were decided on a show of hands at the meeting. Resolutions 10 to 13 were decided on a poll.

No resolutions were amended or withdrawn. The full text of each resolution is contained in the Notice of Annual General Meeting. Capitalised terms used below have the same meaning as in the Notice of Annual General Meeting.

Resolution 1: Directors' Report and Accounts
It was resolved, as an ordinary resolution, to receive the Directors' Report and Accounts.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	491,153,395	114,723	32,925,158	1,800,502	493,068,620

Resolution 2: Report on Directors' Remuneration
It was resolved, as an ordinary resolution, to approve the Report on Directors' Remuneration.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	512,339,156	11,198,866	613,658	1,832,585	523,370,607

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Resolution 3: Final Dividend
It was resolved, as an ordinary resolution, to declare a final dividend for the year ended 31 December 2006 of 2.27 pence per ordinary share.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	523,703,828	86,281	387,992	1,809,987	525,600,096

Resolutions 4 and 5: Reappointment of Existing Directors

Resolution 4
It was resolved, as an ordinary resolution, to reappoint Mr D G R Ferguson as a Director.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	522,312,449	1,414,865	432,461	1,820,694	525,548,008

Resolution 5
It was resolved, as an ordinary resolution, to reappoint Mr D J S Roques as a Director.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	523,400,710	306,519	443,327	1,824,212	525,531,441

Resolution 6: Reappointment of the Auditors
It was resolved, as an ordinary resolution, to reappoint Ernst & Young LLP as Auditors.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	522,821,346	188,329	1,160,705	1,813,352	524,823,027

Resolution 7: Remuneration of the Auditors
It was resolved, as an ordinary resolution, to authorise the Directors to agree the remuneration of the Auditors.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	523,385,505	415,041	364,483	1,814,680	525,615,226

Resolution 8: Authority to make "political donations"
It was resolved, as an ordinary resolution, to give limited authority to make "political donations".

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	514,997,286	7,976,815	712,267	1,829,528	524,803,629

Resolution 9: Authority to allot shares
It was resolved, as an ordinary resolution, to authorise the Directors to allot shares.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	521,355,022	2,001,604	704,987	1,869,488	525,226,114

Resolution 10: Limited disapplication of pre-emption rights
It was resolved, as a special resolution, to authorise the Directors to disapply pre-emption rights.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	521,455,383	1,442,733	1,102,612	1,883,520	524,781,636
Total number of votes cast on the poll:	523,212,528	1,436,299	1,097,508	N/A	524,648,827

Resolution 11: Authority to purchase own shares
It was resolved, as a special resolution, to authorise the Company to purchase its own shares.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	522,789,406	727,553	544,612	1,858,034	525,374,993
Total number of votes cast on the poll:	524,512,121	725,232	544,339	N/A	525,237,353

Resolution 12: Contingent Purchase Contract
It was resolved, as a special resolution, to authorise the Company to enter into a Contingent Purchase Contract.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	520,990,953	837,949	2,207,124	1,871,734	523,700,636
Total number of votes cast on the poll:	522,730,148	834,458	2,205,241	N/A	523,564,606

Resolution 13: Electronic communications
It was resolved, as a special resolution, to adopt new electronic communications provisions.

	For	Against	Votes withheld*	Proxy's Discretion	Total (excluding votes withheld)
Total number of proxy votes exercisable by all proxies validly appointed:	523,332,876	408,498	334,386	1,839,123	525,580,497
Total number of votes cast on the poll:	525,046,298	396,286	334,386	N/A	525,442,584

* A 'vote withheld' is not a vote in law. These were not counted in the calculation of the proportion of the votes for and against each of the resolutions.

For further information

www.henderson.com or

Investor enquiries
Mav Wynn — +44 (0) 20 7818 5135
Henderson Group
Head of Investor Relations — mav.wynn@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell — +44 (0) 20 7251 3801

Australia – Cannings
Gloria Barton — +61 (0) 2 9252 0622

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

RECEIVED

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number: 2072534

Company Name in full: Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10 / 05 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	862		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.696		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): THE PUBLIC	£0.10 Ordinary	862
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		
	Class of shares allotted	Number allotted
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ **Date** ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Perpetual Limited and subsidiaries
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	Between 09 February 2007 to 09 May 2007
6. Date on which issuer notified:	10 May 2007
7. Threshold(s) that is/are crossed or reached:	11%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	102,473,402	102,473,402	96,096,551	96,096,551		10.68%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
96,096,551	10.68%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
• Perpetual Investments: Voting Rights: 95,761,214; Percentage Held: 10.64% • Perpetual Private Clients:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Angel Place, 123 Pitt Street GPO BOX 4171 Sydney NSW 2001 AUSTRALIA
14. Contact name:	Glenda Charles – Assistant Company Secretary
15. Contact telephone number:	(61) 2 9229 -9000

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Henderson Group Plc**
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	
3. Full name of person(s) subject to the notification obligation:	Brahman Capital Corp.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	24 October 2006
6. Date on which issuer notified:	25 May 2007
7. Threshold(s) that is/are crossed or reached:	Below 3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	-	-	21,750,000	-	21,750,000	-	Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Bear Stearns & Co – 12,555,060 Goldman Sachs & Co – 9,194,940

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Brahman Capital Corp. 655 Third Avenue 11th Floor New York NY 10017
14. Contact name:	Richard Grossman, General Counsel
15. Contact telephone number:	+001 (212) 681 9797

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Henderson Group Plc**

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):________________	☐

3. Full name of person(s) subject to the notification obligation:	**Lansdowne Global Financials Fund Limited**
4. Full name of shareholder(s) (if different from 3.):	**Morstan Nominees Ltd (Registered Shareholder)**
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	**25 May 2007**
6. Date on which issuer notified:	**29 May 2007**
7. Threshold(s) that is/are crossed or reached:	**3%**
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares	35,722,308	35,722,308	0	0	35,722,308	0.0%	3.97%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
35,722,308	3.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	Lansdowne Partners Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Lois Molloy / Suzi Nutton
15. Contact telephone number:	020 7290 5500

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________________	

3. Full name of person(s) subject to the notification obligation:	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership [2]Lansdowne Global Equity Fund Limited [3]Lansdowne Partners International Limited
4. Full name of shareholder(s) (if different from 3.):	Morstan Nominees Ltd (Registered Shareholder)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30 May 2007
6. Date on which issuer notified:	31 May 2007
7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect,
Ordinary Shares	42,550,977	42,550,977	0	0	50,571,584	0.0%	5.62%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
50,571,584	5.62%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Lansdowne Partners International Limited is the parent undertaking of Lansdowne Partners Limited.

Proxy Voting:	
10. Name of the proxy holder:	Lansdowne Partners Limited
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	[1]Lansdowne Partners Limited being the General Partner of Lansdowne Partners Limited Partnership ('LPLP') controls 50,571,584 voting rights representing 5.62%. [2]Lansdowne Global Financials Fund Limited owns 42,452,399 voting rights representing 4.72% The balancing 0.9% of shares is held on behalf other client funds managed by LPLP
14. Contact name:	Lois Molloy
15. Contact telephone number:	020 7290 5505

END